


SEC Mail Processing
RECEIVED
JUN 28 2010
WASH, D.C.
193
SECTION

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2009

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ___________

Commission File Number: 1-15174

SIEMENS SAVINGS PLAN FOR UNION EMPLOYEES

(Full title of the Plan and the address of the Plan, if different from that of issuer named below)

Siemens Aktiengesellschaft
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
c/o Siemens Corporation
General Counsel's Office
527 Madison Avenue, 8th Floor
New York, New York 10022

(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

SIEMENS

SIEMENS SAVINGS PLANS
(AS DEFINED HEREIN)

Individual Financial Statements
and Supplemental Schedules

December 31, 2009 and 2008
(with Report of Independent Registered Public
Accounting Firm)

Siemens Savings Plans

Individual Financial Statements and Supplemental Schedules

Year Ended December 31, 2009 and 2008

Contents

Reports of Independent Registered Public Accounting Firms 1

Financial Statements

Individual Statements of Net Assets Available for Benefits 4
Individual Statements of Net Assets Available for Benefits 5
Individual Statements of Changes in Net Assets Available for Benefits 6
Notes to Financial Statements 7

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) 27
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) 28

Report of Independent Registered Public Accounting Firm

The Members of
Siemens Corporation Administrative and Investment Committees

We have audited the accompanying individual statement of net assets available for benefits of Siemens Savings Plan and Siemens Savings Plan for Union Employees (collectively, the Siemens Savings Plans or the Plans) as of December 31, 2009, and the related individual statement of changes in net assets available for benefits for the year then ended. These individual financial statements are the responsibility of the Plans' management. Our responsibility is to express opinions on these individual financial statements based on our audits. The individual statement of net assets available for benefits of the Plans as of December 31, 2008, was audited by other auditors whose report dated June 25, 2009, expressed an unqualified opinion on that individual financial statement.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the individual financial statements are free of material misstatement. We were not engaged to perform an audit of the Plans' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plans' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the individual financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall individual financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the individual financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plans at December 31, 2009, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the individual financial statements taken as a whole. The accompanying individual supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the individual financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This individual supplemental schedule is the responsibility of the Plans' management. The individual supplemental schedule has been subjected to the auditing procedures applied in the audit of the individual financial statements and, in our opinion, are fairly stated in all material respects in relation to the individual financial statements taken as a whole.

Ernst + Young LLP

MetroPark, New Jersey
June 24, 2010

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com • 888-542-6461 • fax 888-542-3291

Report of Independent Registered Public Accounting Firm

The participants of Siemens Savings Plan and Siemens Savings Plan for Union Employees and the Members of the Siemens Corporation Administrative and Investment Committees:

We have audited the accompanying individual statements of net assets available for benefits of Siemens Savings Plan ("Savings Plan") and Siemens Savings Plan for Union Employees ("Union Plan") (collectively, the "Siemens Savings Plans" or the "Plans") as of December 31, 2008. These individual financial statements are the responsibility of the management of each of the respective Plans. Our responsibility is to express an opinion on these individual financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the individual financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the individual financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall individual financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the individual financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plans as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

J.H. Cohn LLP

Roseland, New Jersey
June 25, 2009

Siemens Savings Plans

Individual Statements of Net Assets Available for Benefits

December 31, 2009

	Savings Plan	Union Plan
Assets:		
Investment in the net assets of the Master Trust for Siemens Savings Plans, at fair value	$ 6,786,594,472	$ 150,971,217
Participant loans	123,005,873	6,379,376
Total assets	6,909,600,345	157,350,593
Liabilities:		
Excess contributions payable	13,335	55,984
Net assets available reflecting investments at fair value	6,909,587,010	157,294,609
Adjustment from fair value to contract value for fully benefit responsive guaranteed investment contracts	(92,850,951)	(3,446,267)
Net assets available for benefits	$ 6,816,736,059	$ 153,848,342

See accompanying notes.

Siemens Savings Plans

Individual Statements of Net Assets Available for Benefits

December 31, 2008

	Savings Plan	**Union Plan**
Assets:		
Investment in the net assets of the Master Trust for Siemens Savings Plans, at fair value	$ 5,325,822,987	$ 132,909,444
Participant loans	107,581,649	5,870,812
Total assets	5,433,404,636	138,780,256
Liabilities:		
Excess contributions payable	4,235	1,390
Net assets available reflecting investments at fair value	5,433,400,401	138,778,866
Adjustment from fair value to contract value for fully benefit responsive guaranteed investment contracts	(26,172,731)	(903,045)
Net assets available for benefits	$ 5,407,227,670	$ 137,875,821

See accompanying notes.

Siemens Savings Plans

Individual Statements of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

	Savings Plan	Union Plan
Additions:		
Investment income:		
Plan's share of the net investment income of the Master Trust for Siemens Savings Plans:		
Net realized and unrealized appreciation in fair value of investments	$ 927,537,600	$ 13,590,121
Interest	96,805,047	3,096,879
Dividends	33,767,387	666,697
Interest on participants' loans	6,222,740	317,868
Contributions:		
Participants	421,426,202	9,339,384
Employer	176,857,056	3,435,901
Asset transfers, net	130,785,964	(496,907)
Total additions	1,793,401,996	29,949,943
Deductions:		
Benefit payments	370,800,140	13,690,918
Plan expenses	13,093,467	286,504
Total deductions	383,893,607	13,977,422
Net increase in net assets available for benefits	1,409,508,389	15,972,521
Net assets available for benefits:		
Beginning of year	5,407,227,670	137,875,821
End of year	$ 6,816,736,059	$ 153,848,342

See accompanying notes.

1. Description of Plans

The following description of the Siemens Savings Plan (the "Savings Plan"), and the Siemens Savings Plan for Union Employees (the "Union Plan") (separately, the "Plan", and collectively, the "Plans" or the "Siemens Savings Plans") is provided for general information purposes only. Participants should refer to each Plan document for a more complete description of each of the Plans.

General

The Plans are defined contribution plans sponsored by Siemens Corporation (the "Company"), an indirectly wholly-owned subsidiary of Siemens Aktiengesellschaft ("Siemens AG"), covering salaried, hourly, and union employees of the Company, its affiliates and other participating companies. The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plans generally define an employee as any person employed by the Company or any affiliated or participating company, provided that the person is residing in the United States and is receiving United States source income.

Participation in the Savings Plan is available to any employee who is employed by the Company or a participating company, excepting leased employees, nonresident aliens, an employee assigned to an affiliated company located outside the United States and who is neither a citizen of the United States nor a lawful permanent resident of the United States within the meaning of Section 7701(b)(1)(A)(i) of the Internal Revenue Code (the "Code"), and anyone employed on a temporary basis for not more than twelve months. Unless expressly approved by the Company, employees covered by a collective bargaining agreement not providing for participation in the Savings Plan are excluded from participation in the Savings Plan. The Union Plan defines an employee as any person employed by the Company or any affiliated company and covered by a collective bargaining agreement providing for participation in the Union Plan, provided that said person is residing in the U.S. and is receiving U.S. source income.

Eligible employees may enroll in the appropriate Plan on any day following their date of employment. Each newly hired employee who is eligible to participate in one of the respective Plans is automatically enrolled in the appropriate Plan and will have tax-deferred contributions withheld after 30 days of being eligible for enrollment in such Plan, unless the employee affirmatively elects not to participate in the Plan, elects to participate at a different rate, or elects to participate on a basis other than tax deferred contributions. The default investment option for the automatic contributions is the applicable, Life Cycle Portfolio, determined based on the participant's year of birth as follows:

1. Description of Plans (continued)

LifeCycle Portfolio (for the 2009 Plan Year)	Year of Birth
LifeCycle Retirement Portfolio	1941 or earlier
LifeCycle 2010 Portfolio	1942 to 1949
LifeCycle 2020 Portfolio	1950 to 1959
LifeCycle 2030 Portfolio	1960 to 1969
LifeCycle 2040 Portfolio	1970 or 1979
LifeCycle 2050 Portfolio	1980 or later

Employees from certain acquired companies became eligible to participate in the Savings Plan during 2009. In addition, the assets and liabilities of participants in plans associated with companies acquired in 2009 (the "Prior Plans") were transferred into the Savings Plan (see Note 8). Prior service under the Prior Plans is recognized as applicable as stated in the plan document for the Savings Plan. Generally, service recognized under a Prior Plan is recognized as continuous employment as applicable for eligibility and vesting purposes under the Savings Plan. Each active employee with account balances that were transferred into the Savings Plan from one of the Prior Plans remained fully vested in his or her Prior Plans' fully vested account balances.

As a result of the sale of certain businesses, the respective assets and liabilities of certain participants related to the divested businesses, were transferred out of the Savings Plan, as applicable, into a plan established by the acquiring company (see Note 8).

The assets of the Plans are held in the Master Trust for Siemens Savings Plans (the Master Trust), along with assets of another Siemens-sponsored savings plan. The assets of the Master Trust were held by BNY Mellon Bank, N.A. (the "Trustee") at December 31, 2009 and December 31, 2008.

Administration

The Administrative Committee of the Company is responsible for administering the Plans' operations and the Investment Committee of the Company is responsible for monitoring investments by the Plans. The Administrative Committee is currently composed of the Director of Employee Benefits of the Company, the Vice President, Treasurer and Controller of the Company, and four human resources representatives from certain U.S. affiliates of Siemens Corporation who are appointed by the Senior Vice President of Human Resources of the

1. Description of Plans (continued)

Company. The six-person Investment Committee is currently composed of the following members: the Executive Vice President and Chief Financial Officer of the Company (who serves as Chairman of the Investment Committee); the President of Siemens Capital Company, LLC; the Senior Vice President, General Counsel and Secretary of the Company; Senior Vice President of Human Resources of the Company; the Vice President of Mergers & Acquisitions of the Company; and the Vice President, Treasurer and Controller of the Company, all of whom are appointed by the Board of Directors of the Company.

Contributions

Each participant in the Savings Plan or Union Plan (as the case may be) can elect to contribute from 2% to 25%, in 1% increments, of their annual compensation, as defined by the plan documents for each of the Plans. When automatically enrolled, a participant's deferral is set at 3% of eligible compensation and the default investment option is the applicable Life Cycle Portfolio determined based on the participant's year of birth, until either is changed by the participant. Participants may make contributions on a tax-deferred basis, an after-tax basis, or a combination of tax-deferred and after-tax bases. Each Plan also allows participants to change their contribution percentages daily. Participants may cease their contributions at any time.

The Savings Plan and the Union Plan each allow participants age 50 and older to make additional tax-deferred contributions. These catch-up contributions were subject to Internal Revenue Service (IRS) limits of $5,500 in 2009.

For the majority of employees, the Company or the participating company, as applicable, matches 50% of its employee's contribution on the first 6% of the employee's compensation contributed to the respective Plan. For some groups of employees, the Company or the participating company, as applicable, matches 66 2/3% or 75% of its employee's contribution on the first 6% of the employee's compensation contributed to the appropriate Plan. For most employees eligible for participation in the Siemens Savings Plan and who were hired or rehired on or after April 1, 2006, the Company or the participating company matches 100% of each such employee's contributions on the first 6% of the employee's compensation contributed to the Plan.

1. Description of Plans (continued)

Each participant whose employment with the Company or a participating company is terminated has the option to deposit any lump sum amount that may otherwise be received from the Siemens Pension Plan or Siemens Pension Plan for Union Employees (defined benefit pension plans sponsored by the Company) directly into the appropriate Siemens Savings Plan.

All contributions are subject to certain limitations of the Internal Revenue Code (the Code). The maximum combined participant and employer contributions to a participant's account for a plan year was limited to the lesser of $49,000 for 2009, or 100% of the participant's annual compensation. For the 2009 calendar year, the Internal Revenue Service (the "IRS") limited the annual tax-deferred contribution to $16,500 for each participant. Other IRS limits exist for certain highly compensated employees participating in either of the Plans.

Investment Options

A participant may direct his or her contributions to the following investment options, in increments of at least 1%, within the Siemens Savings Plans:

a) Stable Value Investment Option,

b) U.S. Large Cap Stock Investment Option,

c) High Yield Bond Investment Option,

d) Non-U.S. Developed Markets Stock Investment Option,

e) Core Bond Investment Option,

f) U.S. Small Cap Stock Investment Option,

g) LifeCycle Investment Portfolios,

h) Non-U.S. Emerging Markets Stock Investment Option,

i) Siemens AG Stock Investment Option, and

j) Self-Directed Brokerage Account Investment Option.

1. Description of Plans (continued)

Each of the Plans allows participants to change their investment elections prospectively and to transfer funds between investment options (including the Self-Directed Brokerage Account Investment Option), on any business day, with the exception of the Non-U.S. Developed Markets Stock Investment Option, the Non-U.S. Emerging Markets Stock Investment Option, and the Siemens AG Stock Investment Option accounts. Any amount invested in the Non-U.S. Developed Markets Stock Investment Option or the Non-U.S. Emerging Markets Stock Investment Option that results from a reallocation by participants of their investments must remain invested in that option for at least 30 days. Certain participants who invest in the Siemens AG Stock Investment Option will be subject to blackout periods beginning two weeks before the end of each fiscal quarter or fiscal year of Siemens AG until two days after announcement of Siemens AG's quarterly or annual financial results, during which they will not be permitted to change their investment elections related to this investment option.

The rate of return credited to participants' accounts for the Stable Value Investment Option was 4.40% and 4.41% for 2009 and 2008, respectively. The average yields earned by the Plans in 2009 and 2008 were 2.95% and 4.90%, respectively.

In order to hedge against foreign currency exchange rate risk certain investment managers for the Master Trust may buy or sell foreign forward currency contracts.

Participant Accounts

Each participant's account is credited with the participant's contributions, associated Company contributions, and applicable earnings or losses (net of apportioned plan expenses). The benefit to which a participant is entitled at any given time is the participant's vested account balance at such time.

Vesting

Each participant's contributions and earnings thereon are fully vested at all times. Company contributions and earnings thereon become 40% vested after two years of continuous employment and continue to vest at an annual rate of 20%, reaching 100% vesting after five years of continuous employment with the Company, its subsidiaries or affiliates. In addition, each participant becomes 100% vested in the Company's contributions and earnings thereon upon retirement, death, total or permanent disability, complete or partial termination of the respective Plan, complete discontinuance of Company contributions, termination of employment

1. Description of Plans (continued)

due to the closing of the facility in which the participant is employed, and, also, in the case of the Siemens Savings Plan only, permanent layoff, or transfer (without intervening employment) to an affiliated company outside the United States which does not participate in the Siemens Savings Plan.

For Company contributions made subsequent to the effective date of a Company subsidiary or affiliate plan's merger into one of the Plans, former participants of the originating plan vest according to the relevant vesting schedule of the respective Plan. Prior service under each originating plan is recognized, as stated in the plan documents of the appropriate Plan.

Participant Loans

Each of the Plans allows any participant to borrow an amount equal to the lesser of 50% of his or her vested account balance or $50,000 (less highest outstanding loan balance in the last 12 months and less any defaulted loan balances). Each loan is made from the participant's balance in each of the investment funds in which the participant has an available balance, with the exception of the Self-Directed Brokerage Account. The term of a loan shall not exceed four years (a thirty year loan term is permitted in cases where the loan proceeds are used to purchase the participant's principal residence). A participant may not have more than two loans outstanding at any point in time. The balance in a borrowing participant's account secures any such loans. Such loans bear interest at a "reasonable rate" as established periodically. Principal and interest are to be repaid ratably during the year through payroll deductions. Any loans outstanding at the time a participant leaves employment with the Company or its affiliates are deemed "loan cancellations" and are treated as disbursements from the Plans, unless repaid within 60 days.

The outstanding balance of any active participant loan that is deemed to be in default, because of missed payments, will automatically become taxable income to the participant and must be reported to the IRS at the end of the relevant tax year. The amount taxable will include both the taxable portion of the remaining principal and any accrued interest that was due as of the date of the loan default.

1. Description of Plans (continued)

Payment of Benefits

Each of the Plans can disburse funds upon separation from service with the Company as a result of the following: retirement, death, total or permanent disability, permanent layoff, or termination of employment with Siemens worldwide (except that the Savings Plan can disburse funds by reason of transfer to a non-US Siemens affiliate that does not participate in the Siemens Savings Plan with respect to account balances calculated as of December 31, 2009). The payment of such disbursement can take one of three forms: lump sum payment, two partial payments within a calendar year, or monthly or annual installment payments. However, any vested benefit of $1,000 or less at the time of termination will automatically be paid out as a lump sum. Also, benefits between $1,000 and $5,000 will be transferred to an IRA with Hewitt Financial Services unless the participant directs otherwise. Each of the Plans also permits in-service withdrawal under certain circumstances.

Basis of Accounting

The accompanying individual financial statements of the Plans have been prepared on the accrual basis of accounting.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the individual financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Risks and Uncertainties

The Plans may invest in various types of investment securities. Investment securities are exposed to various risks, including interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in individual statement of net assets available for benefits.

2. Summary of Significant Accounting Policies (continued)

Each of the Plans' exposure to a concentration of credit risk is limited by diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into various financial instruments, with the exception of the Siemens AG Stock Fund, which invests in the securities of a single issuer (Siemens AG). The underlying value of the American Depository Shares ("ADS") of Siemens AG is entirely dependant upon the performance of Siemens AG and the market's evaluation of such performance. To the extent that a participant directs that his or her contributions be invested through the Self-Directed Brokerage Account Option, the participant directs the extent to which such amounts will be diversified.

New Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 amended FASB Statement No. 157 (codified as ASC 820) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820. The Plans adopted the guidance in FSP 157-4 for the reporting period ended December 31, 2009. Adoption of FSP 157-4 did not have a material effect on the Plans' net assets available for benefits or its changes in net assets available for benefits.

In September 2009, the FASB issued Accounting Standards Update 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12). ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009 and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment's NAV. In addition, as a result of adopting ASU 2009-12, the Plans have provided additional disclosures regarding the nature and risks of investments within the scope of this guidance. Refer to Note 5 for these disclosures. Adoption of ASU 2009-12 did not have a material effect on the Plans' net assets available for benefits or its changes in net assets available for benefits.

2. Summary of Significant Accounting Policies (continued)

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each "class" of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. Plan management has evaluated the effect that the provisions of ASU 2010-06 will have on the Plans' financial statements and has concluded that ASU-06 does not have a material effect on the Plans' financial statements.

Reporting of Fully Benefit Responsive Investment Contracts

Investment contracts held by a defined contribution plan such as those that are part of the Stable Value investment option of the Plans, are required to be reported at fair market value rather than contract value, with an offsetting asset or liability in the Statements of Net Assets Available for Benefits. The Statement of Changes in Net Assets Available for Benefits, however, is prepared on a contract value basis because contract value is the amount participants would receive if they were to transfer amounts out of this investment option or receive a distribution from the Plans. The contract value of the fully-benefit responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Investment Valuation and Income Recognition

The assets of each of the Plans are held in the Master Trust for the Siemens Savings Plans ("Master Trust"). Unit values of the investment options, within the Master Trust, represent the proportionate participation in the Plans' investment options and includes earnings from realized and unrealized appreciation and depreciation of the investment option investments, interest and dividend income, less investment-related fees and expenses charged to the respective option. The

2. Summary of Significant Accounting Policies (continued)

Master Trust investments are recorded at fair value. Investments in marketable securities (domestic and foreign common stock, preferred stock, government obligations, and corporate debt obligations) and ADSs are valued at the closing market price as established on the appropriate national securities exchange. Investments in registered investment companies and short-term investment funds are valued at their aggregate unit-value as established by the fund trustee and reported to the general public. Investments in common collective investment funds and limited partnerships are valued at their aggregate unit-value as established by the fund trustee or general partner and reported to the Master Trust. Collective investment funds which are wrapped by insurance companies and other financial institutions are valued at fair value based on a discounted cash flow method. Investments in forward currency contracts are marked-to-market using quoted prices on the valuation date. Purchases and sales of securities by the Master Trust are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the applicable ex-dividend date.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Plan Expenses

Only expenses of the Plans that are permitted to be charged to the Plans and Master Trust are charged to the Plans and Master Trust. For expenses that are not specific to an investment fund, such as administrative, trustee, and auditing expenses, an expense allocation is charged to the net asset balance of each investment option on a daily basis. For expenses that are specific to an investment option, such as investment manager fees, the contracted expense rate is charged to the specific investment option's net assets on a daily basis and are included in the investment option's reported income. Contracted expense rates vary based on the investment options.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. The Plans distributed the excess contributions to the applicable participants prior to March 15, 2010.

2. Summary of Significant Accounting Policies (continued)

Forfeitures

Employees who terminate their employment with the Company or its affiliates forfeit any non-vested portion of employer contributions and any earnings thereon in accordance with the terms of the respective Plans. Such forfeitures of employer contributions are applied to reduce future employer contributions. During 2009, the total amount of forfeitures the Savings Plan and the Union Plan applied towards reducing the amount of employer contributions were reduced $4,186,304 and $45,928, respectively. At December 31, 2009 and 2008, forfeited non-vested amounts totaled $0 for the Savings Plan and the Union Plan, respectively.

3. Parties-in-Interest

Currently, six members of the Investment Committee are participants in the Savings Plan, but only five of the members are eligible to make current contributions to the Savings Plan. All six members of the Administrative Committee are current participants in the Savings Plan and are eligible to make current contributions to the Savings Plan. The plan trustee, Bank of New York, Mellon (the “Trustee”), also serves as an investment manager with respect to one of the investment options of the Plans. In addition, the Trustee also serves as the custodian for certain commingled funds managed by INVESCO in which the Plans participate. The Master Trust also invests in shares of Siemens AG (see Note 6)

4. Plan Termination

Although it has not expressed an intent to do so, the Company reserves the right to discontinue its contributions to either or both of the Plans at any time and to terminate either or both of the Plans subject to the provisions of ERISA. In the event that a termination of either of the Plans should occur, the value of each participant’s account (including employer contributions and earnings thereon) shall become fully vested and funds will be distributed in accordance with ERISA.

5. Tax Status of the Plans

The IRS has issued determination letters dated April 23, 2008 and March 12, 2008 for the Savings Plan and the Savings Plan for Union Employees, respectively, advising that the Plans, qualify for tax-exempt status pursuant to the provisions of Section 401(a) of the Code. Accordingly, no provision has been made for Federal income taxes. The Plans' administrator and management of the Company believe that the Plans, as subsequently amended, conform to ERISA requirements and continue to qualify as tax exempt under the Internal Revenue Code.

6. Investment in Master Trust

All of the Plans' investments are in the Master Trust, which was established for the investment of assets of the Plans and certain other defined contribution plans sponsored by the Company or by an affiliate of the Company. Each participating defined contribution plan has a proportionate interest in the Master Trust. The assets of the Master Trust were held by the Trustee at December 31, 2009 and 2008.

At December 31, 2009 and 2008, each of the Plans' respective proportionate interests in the net assets of the Master Trust were as follows:

	2009	2008
Savings Plan	**97.7%**	97.5%
Union Plan	**2.2%**	2.4%

Investment income (loss) and administrative expenses relating to the Master Trust are allocated to the individual Company-sponsored plans on a daily, weighted average basis.

Related Party Transactions

For the year ended December 31, 2009, the Master Trust purchased 1,935,431 Siemens ADS with a fair market value of $140,786,682 and sold 1,529,000 Siemens ADS for proceeds of $132,515,908 resulting in realized loss of $18,072,100. At December 31, 2009 and 2008, the fair values of the Siemens AG Stock Investment Option were $385,846,704 and $283,505,435, respectively, which represented 5.5% and 5.2% of the Master Trust's total fair value, respectively. Eight of the investment options are invested in passively managed, international index funds. As such, Siemens AG, which is a component of the international index, is a small investment (less than 1/15 of a percent) in each of these eight options.

6. Investment in Master Trust (continued)

Securities Lending

As of December 31, 2009, the Master Trust participated in the BNY Mellon Global Securities Lending Program for its U.S. and Non-U.S. securities. Under this program, securities are lent to certain unrelated third-party brokers in exchange for collateral, usually in the form of cash. Collateralization levels are equal to a percentage of the market value of the borrowed securities. For U.S. securities, collateral shall not be less than 102%, and for non-U.S. securities, collateral shall not be less than 105%, unless it is denominated in the same currency as the collateral, in which case it will be 102%. Collateral received is invested in a short-term collateral re-investment fund that is managed by BNY Mellon's Global Security Lending Group, and the fund consists of short-term investments. The value of loaned securities amounted to $16,439,385 and $67,685,608 at December 31, 2009 and 2008, respectively. The obligation to return collateral is reflected as a liability in the Master Trust's financial statements.

The following table presents the fair values of investments for the Master Trust at December 31, 2009 and 2008:

	2009	2008
Collective investment funds	$ 2,181,096,608	$ 2,097,969,863
Common collective funds	2,873,953,582	2,009,549,301
Domestic and foreign common stock	503,601,002	259,911,457
Preferred Stock	–	194,370
Registered investment companies	877,716,612	466,423,424
Government obligations	3,149,955	169,952,725
Corporate debt obligations	94,010,812	147,019,704
Siemens AG ADSs	368,070,962	283,505,435
Limited partnership	–	379,595
Short-term investments	37,838,583	42,025,378
Securities on loan against collateral	16,439,385	67,685,608
Receivable for securities sold, accrued income and other receivables	11,969,863	76,234,954
Forward currency contracts – net	–	(91,756)
Liability for collateral deposits	(16,983,034)	(64,627,132)
Payable for securities purchased and accrued liabilities	(9,053,369)	(93,588,875)
Net assets of the Master Trust, at fair value	6,941,810,961	5,462,544,051
Adjustment from fair value to contract value for fully benefit responsive guaranteed investment contracts	(96,485,502)	(27,122,140)
Net assets of the Master Trust	$ 6,845,325,459	$ 5,435,421,911

6. Investment in Master Trust (continued)

The total investment income of the Master Trust for the year ended December 31, 2009 was as follows:

Net appreciation (depreciation) in fair value of investments:	
Domestic and foreign common stock, including Siemens AG ADS's	$ 225,692,206
Government obligations	(2,442,871)
Corporate debt obligations	29,328,409
Common collective funds	440,165,850
Registered investment companies	241,398,740
Other investments	444,781
	934,587,115
Interest	106,589,287
Dividends	34,434,084
Investment income of the Master Trust exclusive of changes in fair value of fully benefit responsive guaranteed investment contracts	$ 1,075,610,486

The Master Trust interest income shown above includes $146,754 for the Siemens Corporation Savings Plan for Puerto Rico Employees which represents its share of the income from the Stable Value fund. The Company and the Trustee for the Master Trust have entered into a sub-trustee agreement with the trustee of the Siemens Corporation Savings Plan For Puerto Rico Employees, Banco Popular de Puerto Rico.

Fair Value Measurements

The Company defines fair value as the exchange price that would be received for an asset or paid for a liability in an orderly transaction between market participants on the measurement date. The Company utilizes a fair value hierarchy which requires the plan to maximize the use of observable inputs and minimize unobservable inputs when determining fair value and also establishes three levels of classifications. The levels are:

Level 1 – Quoted market prices or identical assets or liabilities in active markets, e.g., NYSE, NASDAQ and over-the-counter markets that the Plan has the ability to access as of the measurement date.

6. Investment in Master Trust (continued)

Level 2 – Significant other observable inputs other than Level 1 prices, e.g., interest rates, yield curves, and quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs that reflect the custodian's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009.

Cash and cash equivalents: Cash and cash equivalents are comprised of short-term investments and are held in a pooled investment vehicle. This fund maintains a $1 per share value. Any gains and/or earnings by the underlying assets are paid out as interest.

Common stock (foreign and U.S.): All assets in which the Master Trust holds a direct share have been classified as common stocks. These assets are valued at the closing price reported on the active market on which the individual securities are traded.

Corporate debt obligation (foreign and U.S.): Valued based on market data, incorporating various inputs such as benchmark curves, benchmarking of like securities, matrix pricing, model processes such as the Option Adjusted Spread model to asses interest rate impact of and develop prepayment scenarios. Both models and processes take into account market conventions.

Government debt obligations (foreign and U.S.): Valued based on market data, incorporating various inputs such as benchmark curves, benchmarking of like securities, matrix pricing, etc. as model processes such as the Option Adjusted Spread model to asses interest rate impact of and develop prepayment scenarios. Both models and processes take into account market conventions. (See level two above)

6. Investment in Master Trust (continued)

Preferred stock: Valued based on market data, incorporating various inputs such as benchmark curves, benchmarking of like securities, matrix pricing, etc. as model processes such as the Option Adjusted Spread model to asses interest rate impact of and develop prepayment scenarios. Both models and processes take into account market conventions. (See level two above).

Real estate investment trust (REIT): A REIT is a limited partnership comprised of marketable securities. The Plan directly holds shares of the underlying assets of the limited partnership and, therefore, the value is reported using the closing price on the active market of the underlying assets.

Commingled and mutual funds: These assets have been classified as common stocks on the preceding Master Trust table based on the underlying assets of the funds which are common stocks. The fund calculates a net asset value (NAV) based on the underlying securities' value at market close, less any applicable expenses, divided by the shares outstanding. NAVs may be calculated on daily/weekly/monthly basis (as determined by the fund).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while each of the Plans believe their valuation methods are appropriate and consistent with other market participants, the use of different methodologies and assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

6. Investment in Master Trust (continued)

The following tables set forth, by level within the fair value hierarchy, the Master Trust's investments at fair value, for the year end December 31, 2009.

	Master Trust Pension Plans Investments at Fair Value as of December 31, 2009		
	Level 1	Level 2	Total
Collective investment funds	$ –	$ 2,209,988,515	$ 2,209,988,515
Common collective funds	–	2,454,323,672	2,454,323,672
Domestic common stock	438,147,264	–	438,147,264
Foreign common stock	181,083,251	–	181,083,251
REIT	11,187,823	–	11,187,823
Registered investment companies:			
Domestic equities	99,309,633	265,122,623	364,432,256
Foreign equities	–	240,683,831	240,683,831
Government debt obligation	–	3,149,955	3,149,955
Corporate debt obligation	–	445,730,515	445,730,515
Government obligations	–	–	–
Siemens AG ADSs	368,070,962	–	368,070,962
Self Directed Brokerage Account	182,615,539	–	182,615,539
Participant loans	–	132,362,902	132,362,902
Short-term investments	–	39,480,884	39,480,884
Total	$ 1,280,414,472	$ 5,790,842,897	$ 7,071,257,369

The table above includes aggregate participant loan balances of $132,362,902, which are not part of the Master Trust table presented on page 18. This table also excludes receivables and payables for pending trades of $11,969,863 and ($9,053,369), respectively, which are part of the Master Trust.

6. Investment in Master Trust (continued)

The following table sets forth, by level and within the fair value hierarchy, the Plan's investments at fair value, as of December 31, 2008:

	Master Trust Pension Plans Investments at Fair Value as of December 31, 2008		
	Level 1	Level 2	Total
Collective investment funds	$ –	$ 2,233,019,370	$ 2,233,019,370
Common collective funds	–	1,782,617,674	1,782,617,674
Domestic and foreign common stock	283,851,593	–	283,851,593
Preferred Stock	99,802,348	–	99,802,348
Registered investment companies	38,127,770	245,285,928	283,413,698
Corporate debt obligation	–	150,255,098	150,255,098
Government obligations	34,616,750	154,379,478	188,996,227
Siemens AG ADSs	283,505,435	–	283,505,435
Self Directed Brokerage Window	132,581,708	–	132,581,708
Participant loans	–	115,800,727	115,800,727
Short-term investments	–	41,854,820	41,854,820
Total	$ 872,485,603	$ 4,723,213,096	$ 5,595,698,699

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits from the financial statements to the Siemens Savings Plans to the Form 5500 at December 31, 2009 and 2008:

	Savings Plan	
	2009	**2008**
Net assets available for benefits per the financial statements	**$ 6,816,736,059**	$ 5,407,227,670
Add/(less) adjustment from fair value to contract value for fully benefit responsive guaranteed investment contracts	**92,850,951**	26,172,731
(Less) amounts allocated to withdrawing participants	**(3,054,660)**	(2,347,411)
Net assets available for benefits per the Form 5500	**$ 6,906,532,350**	$ 5,431,052,990

7. Reconciliation of Financial Statements to Form 5500 (continued)

	Union Plan	
	2009	**2008**
Net assets available for benefits per the financial statements	**$ 153,848,342**	$ 137,875,821
Add/(less) adjustment from fair value to contract value for fully benefit responsive guaranteed investment contracts	**3,446,267**	903,045
Net assets available for benefits per the Form 5500	**$ 157,294,609**	$ 138,778,866

The following is a reconciliation of investment gain per the financial statements to the Form 5500 for the Savings Plans at December 31, 2009:

	Savings Plan	Union Plan
Total investment income per the financial statements	$ 1,064,332,774	$ 17,671,565
Add adjustment from fair value to contract value for fully benefit responsive guaranteed investment contracts at December 31, 2009	92,850,951	3,446,267
(Less) adjustment from fair value to contract value for fully benefit responsive guaranteed investment contracts at December 31, 2008	(26,172,731)	(903,045)
(Less) plan expenses	(13,093,467)	(286,504)
Total investment gain per the Form 5500	$ 1,117,917,527	$ 19,928,283

There is no reconciliation of benefits paid to participants for the Union Plan's financial statements to its Form 5500 as of December 31, 2009.

The following is a reconciliation of benefits paid to participants from the Savings Plan's financial statements to its Form 5500 at December 31, 2009:

Benefits paid to participants per the financial statements	$ 370,800,140
Add amounts allocated to withdrawing participants at December 31, 2009	3,054,660
Less amounts allocated to withdrawing participants at December 31, 2008	(2,347,411)
Benefits paid to participants per the Form 5500	$ 371,507,389

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to each December 31 but have not yet been paid as of that date.

8. Asset Transfers, Net

In connection with acquisitions by the Company or its affiliates, certain employees of the acquired companies were offered participation in the respective Plans. In addition, the assets and liabilities of certain Prior Plans were transferred to the respective Plans. In connection with the sales of certain businesses of the Company or its affiliates, certain employees of the divested companies or businesses were required to terminate participation in the Plans and, their vested balances were transferred to plans established by the acquiring companies. The amount of net asset transfers to (from) the Plans for the year ended December 31, 2009 is as follows:

Plan name	Effective date	Transfers to/(from) Savings Plan	Transfers to/(from) Union Plan
Global Tungsten & Powders Corp. Savings and Retirement Plan	January 8, 2009	$ (80,497)	$ –
Continental NA Savings Plan	January 9, 2009	(82,627)	–
MAC Systems 401(k) Plan	January 27, 2009	1,205,023	–
Gores Group LLC 401(k) Plan	March 25, 2009	(270,717,241)	–
Siemens Healthcare Diagnostics Savings	May 6, 2009	249,887,477	–
Diagnostics Products Corporation Retirement Plan	May 22, 2009	80,714,503	–
Wood Group 401(k) Plan	May 28, 2009	(1,208,247)	–
Wood Group 401(k) Plan	May 29, 2009	13,871	–
Global Tungsten & Powders Corp. Savings and Retirement Plan	June 10, 2009	(7,471)	–
Siemens Healthcare Diagnostics Savings	June 11, 2009	8,585	–
Gores Group LLC 401(k) Plan	July 14, 2009	(284,377)	–
Gores Group LLC 401(k) Plan	July 15, 2009	45,832	
M-E Manufacturing and Service, Inc. 401(k) Plan	August 4, 2009	13,576,869	
Rexton, Inc. 401(k) Plan	August 4, 2009	1,083,828	–
CTI Molecular Imaging 401(k) Profit Sharing Plan	August 13, 2009	(36,001)	–
Morgan Construction Co. Employees' Profit Sharing Plan	September 15, 2009	56,281,141	–
CTI Molecular Imaging 401(k) Profit Sharing Plan	October 12, 2009	(810)	–
Nokia Siemens Networks Saving Plan	November 13, 2009	(110,801)	–
Plan to Plan transfer		496,907	(496,907)
Total		$ 130,785,964	$ (496,907)

On December 15, 2009, the Board of Directors of the Company decided to freeze the benefits earned under the Siemens Pension Plan effective December 31, 2010, while approving enhanced employer contributions under the Siemens Savings Plan.

Siemens Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN #13-2623356 Plan # 002

December 31, 2009

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(d) Current Value
*	Participant loans	20,004 loans outstanding with interest rates ranging from 3.25% to 13.00%	$ –	$ 123,005,873

* Represents a party-in-interest to the individual Plan as defined by ERISA.

See accompanying report of Independent Registered Public Accounting Firm.

Siemens Savings Plan for Union Employees

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN #13-2623356 Plan # 016

December 31, 2009

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(d) Current Value
*	Participant loans	1,721 loans outstanding with interest rates ranging from 3.25% to 13.00%	$ –	$ 6,379,376

* Represents a party-in-interest to the individual Plan as defined by ERISA.

See accompanying report of Independent Registered Public Accounting Firm.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-163522) pertaining to the Siemens Savings Plan for Union Employees of Siemens Corporation of our report dated June 24, 2010, with respect to the individual financial statements and schedules of the Siemens Corporation's Savings Plan for Union Employees included in this Annual Report (Form 11-K) for the year ended December 31, 2009.

Ernst & Young LLP

MetroPark, New Jersey
June 24, 2010

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-163522 pertaining to the Siemens Savings Plan for Union Employees of Siemens Corporation of our report dated June 25, 2009, with respect to the individual statement of net assets available for benefits of the Siemens Corporation's Savings Plan for Union Employees as of December 31, 2008 included in this Annual Report (Form 11-K) for the year ended December 31, 2009.

J.H. Cohn LLP

Roseland, New Jersey
June 24, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIEMENS SAVINGS PLAN FOR UNION EMPLOYEES

(Registrant)



By: Lawrence Steenvoorden

Siemens Corporation

Vice President, Treasurer & Controller

Date: June 24, 2010



By: Daniel Navatta

Siemens Corporation

Director, Accounting & Reporting

Date: June 24, 2010